05039185

SECUR[...]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-32673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

PROCESSED MAR 23 2005 THOMSON FINANCIAL

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MTL Equity Products, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Jorie Boulevard
(No. and Street)

Oak Brook	**Illinois**	**60522-9006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffery K. Hoelzel **(630) 990-1000**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 South Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH. D.C. 185 SECTION

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jeffery K. Hoelzel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of MTL Equity Products, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

OFFICIAL SEAL
LEONARD DESIDERI
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/26/07

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplemental Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

MTL Equity Products, Inc.
Year Ended December 31, 2004

MTL Equity Products, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2004

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors
MTL Equity Products, Inc.

We have audited the accompanying statement of financial condition of MTL Equity Products, Inc. (a wholly owned subsidiary of MTL Holdings, Inc.) (the Company) as of December 31, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MTL Equity Products, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chicago, Illinois
February 9, 2005

MTL Equity Products, Inc.

Statement of Financial Condition

December 31, 2004

Assets		
Cash	$	542,150
Receivables		110,752
Prepaid expenses		28,034
Broker deposit		25,000
Investment – common stock		15,300
Property and equipment, net		22,797
	$	744,033
Liabilities and stockholder's equity		
Due to MTL Insurance Company *(Note 4)*	$	321,623
Accounts payable		70,797
Income taxes payable		40,636
		433,056
Stockholder's equity:		
Common stock, $1 par value:		
Authorized – 1,000 shares; issued and outstanding – 360 shares (owned by MTL Holdings, Inc.)		360
Additional paid-in capital		359,640
Accumulated deficit		(49,023)
		310,977
	$	744,033

See accompanying notes to financial statements.

MTL Equity Products, Inc.

Statement of Income

Year Ended December 31, 2004

Revenues	
Commissions:	
Variable annuity and variable life sales	$ 1,702,446
Mutual fund sales	1,592,615
Securities sales	167,241
Investment advisory income *(Note 4)*	261,902
Other income	9,983
	3,734,187
Expenses	
Commissions	2,894,792
Administrative charges from MTL Insurance Company *(Note 4)*	66,000
Other general and administrative expenses	360,066
	3,320,858
Income before income taxes	413,329
Current income taxes	138,683
Deferred income taxes	2,097
Net income	$ 272,549

See accompanying notes to financial statements.

MTL Equity Products, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2004

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2004	$ 360	$ 359,640	$ (171,572)	$ 188,428
Net income	–	–	272,549	272,549
Dividend paid to parent	–	–	(150,000)	(150,000)
Balance at December 31, 2004	$ 360	$ 359,640	$ (49,023)	$ 310,977

See accompanying notes to financial statements.

MTL Equity Products, Inc.

Statement of Cash Flows

Year Ended December 31, 2004

Operating activities	
Net income	$ 272,549
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	11,410
Unrealized gain on investment	(1,125)
Increase in receivables	(19,461)
Increase in prepaid expenses	(28,034)
Increase in income taxes payable	60,672
Decrease in due to MTL Insurance Company	(176,908)
Decrease in accounts payable	(36,228)
Net cash provided by operating activities	82,875
Financing activities	
Dividend paid to parent company	(150,000)
Net decrease in cash	(67,125)
Cash at beginning of year	609,275
Cash at end of year	$ 542,150

See accompanying notes to financial statements.

1. Nature of Operations and Significant Accounting Policies

Organization

MTL Equity Products, Inc. (the Company) was incorporated in 1984 to act as an insurance agent, broker, producer, and intermediary in the solicitation of purchases of insurance and securities products. The Company is a wholly owned subsidiary of MTL Holdings, Inc., which, in turn, is a wholly owned subsidiary of Mutual Trust Holding Company.

The Company is primarily involved in the sale of mutual funds and variable annuities with 72% of total mutual fund sales placed with the American Funds, Putnam Funds, Oppenheimer Funds, and Franklin Templeton Distributors, and 73% of total variable annuities placed with Golden American Life Insurance Company, Pacific Life Insurance Company, Allianz, and ING Group during the year ended December 31, 2004. Approximately 71% of the Company's 2004 business was transacted in Michigan and Illinois. Additionally, five registered representatives produced 36% of the total revenue in 2004.

The Company clears its securities transactions on a fully disclosed basis through Mesirow Financial, Inc. (the clearing broker).

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment

The Company's property and equipment, which consists of database hardware and software, are reported at cost, less accumulated depreciation, with depreciation recorded on a straight-line basis for hardware over three years and for software over five years. The depreciation period is based on the estimated useful life of the assets. Depreciation expense for the year ended December 31, 2004, was $11,410, and accumulated depreciation at December 31, 2004, was $38,316.

1. Nature of Operations and Significant Accounting Policies (continued)

Commissions

Commission revenue for the sale of mutual funds and variable annuities is recorded when earned by the Company. Commission revenue for the sale of securities is recorded on a trade-date basis as securities transactions occur.

Commission expense is recorded commensurate with the earning of commission revenue.

Investments

The Company owns NASDAQ common stock purchased through a private offering. The common stock is carried at fair value and is determined using an independent pricing source. Unrealized gains or losses are recognized currently in other income.

2. Income Taxes

The Company is included in the consolidated federal income tax return and combined state income tax return filed by Mutual Trust Holding Company. Federal and state taxes have been provided for in these financial statements on a separate entity basis at the effective tax rate of the Company.

The Company's net deferred tax liability of $2,097 at December 31, 2004, is principally related to differences between the book and tax bases of fixed assets.

3. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company is required to maintain minimum net capital equal to the greater of 6 2/3% of aggregate indebtedness, as defined, or $50,000. At December 31, 2004, the Company had net capital of $228,521, exceeding the requirements by $178,521. At December 31, 2004, the ratio of aggregate indebtedness to net capital was 1.9 to 1. The net capital rules may effectively restrict the payment of advances, dividends, or other equity withdrawals.

4. Related Party Transactions

The Company reimburses MTL Insurance Company (MTLIC), another subsidiary of the Company's parent, for certain shared expenses incurred by MTLIC on behalf of the Company. In 2004, these reimbursements totaled $66,000. Additionally, at December 31, 2004, the Company owed MTLIC $321,623, which includes the shared expenses as well as all other payments made by MTLIC on behalf of the Company

Effective August 2004, the Company entered into an agreement to provide investment advisory services to MTLIC, including supplying investment research, administrative services, and rendering periodic reports to the MTLIC Board of Directors. In return, the Company receives fees equivalent to .005% of the total investment assets under MTLIC's control. The agreement, effective through December 31, 2004, was approved by the Illinois Department of Insurance. Fees earned in 2004 related to the agreement totaled to $262,000.

5. Transactions With Customers

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2004, there were no amounts to be indemnified to the clearing broker for these customer accounts.

Supplemental Information

MTL Equity Products, Inc.

Schedule I

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2004

Aggregate indebtedness		
Total liabilities	$	433,056
Net capital		
Stockholder's equity	$	310,977
Less nonallowable assets:		
Prepaid assets		(28,034)
Nonallowable receivables		(29,330)
Property and equipment, net		(22,797)
Total nonallowable assets		(80,161)
Net capital before haircuts		230,816
Haircuts on common stock		2,295
Net capital	$	228,521
Capital requirements		
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $50,000)	$	50,000
Net capital in excess of requirement		178,521
Net capital as above	$	228,521
Ratio of aggregate indebtedness to net capital		1.90 to 1

There are no material differences between the net capital computation included above and the Company's unaudited Focus Part IIA filing as of December 31, 2004.

MTL Equity Products, Inc.

Schedule II

Statement Regarding Rule 15c3-3

Year Ended December 31, 2004

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Supplementary Report

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

The Board of Directors
MTL Equity Products, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of MTL Equity Products, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chicago, Illinois
February 9, 2005